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                                                                EXHIBIT 99(c)(7)



                                                                     TRANSLATION

                              EMPLOYMENT AGREEMENT



                                     BETWEEN


Realisations et Diffusion pour l'Industrie - RDI, a societe par actions simplifiee, with a share capital of FF.18,250,000, registered with the Registry of Commerce and Companies of Bobigny under n(degree)B 712 042 803, having its registered office at ZAC de Villepinte, 5 - 7 Allee Louis Breguet, 93421 Villepinte Cedex, and represented by _______________duly authorized representative of RDI Management Company Inc., president of Realisations et Diffusion pour l'Industrie, hereinafter referred to as the "Company"


                                                        Party of the first part,


AND


Mr. Michel Hauser Kauffmann, born on March 19, 1943, in Lapalisse (03), of French nationality, residing at 9 rue Meynadier, 75019 Paris, social security n(degree) 01430303138017,

hereinafter referred to as the "Employee"


                                                       Party of the second part,


WHEREAS

The Employee was hired by the Company pursuant to an indefinite term contract dated January 10, 1986, which included a clause recapturing his seniority as from November 15, 1964;

The employment agreement was amended on three occasions: (i) March 23, 1993,
(ii) March 29, 1996 and (iii) in 1998 per an amendment entitled Amendment No.3 to the employment contract of January 10, 1986;

First Technology PLC. ("FT") has acquired as of the date hereof all of the outstanding common shares of Control Devices Inc., the Company's current controlling shareholder, and the board of FT




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has determined that it is in the best interest of FT and its shareholders to retain the employment of the Employee;


Both the Employee and the Company recognize the need to enter into a new employment agreement redefining the Employee's terms and conditions of employment which as a result of the succession of amendments need to be clarified and restating the guarantees provided in the Termination Benefits Agreement entered into between FT and the Employee on February 3, 1999.



NOW, THEREFORE, THE PARTIES HAVE AGREED AS FOLLOWS:


ARTICLE 1 - PREVIOUS EMPLOYMENT CONTRACT AND AMENDMENTS

The present employment agreement shall supersede and cancel all prior agreements entered into between the Employee and the Company regarding his employment by the Company and in particular the January 10, 1986 employment agreement, the March 23, 1993 and March 29, 1996 amendments to such employment agreement as well as the 1998 Amendment No.3 to the employment contract of January 10, 1986.

The present employment agreement shall replace these agreements in their entirety.


ARTICLE 2 - EMPLOYMENT - SENIORITY

The Company shall continue to employ the Employee pursuant to the National Collective Bargaining Agreement for Engineers and Executives in the Metallurgical Industries (CONVENTION COLLECTIVE NATIONALE DES INGENIEURS ET CADRES DES INDUSTRIES METALLURGIQUES) hereinafter the "Collective Bargaining Agreement"), as Directeur Commercial with a position of Executive ("CADRE"), hierarchical grade coefficient III C, and pursuant to the conditions hereinafter set forth (hereafter the "Contract").

For the purpose of the present agreement and for the determination of any right, benefit or advantage under the Contract the Employee's seniority is set as at November 15, 1964.


ARTICLE 3 - DUTIES

3.1 The Employee shall act as Directeur Commercial. In this capacity, the Employee shall be responsible for the marketing policy, quality, communication, technical and financial questions. In the performance of these duties the Employee may be required to travel or effect missions abroad.


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         The Company may entrust him with new missions and functions involving new responsibilities of a similar importance or more important.

         The Employee shall report to the representative of RDI Management Company, Inc., the President of the Company. He shall also report to the Chief Executive Officer and President of Control Devices Inc..

3.2 To the extent that the Company is asked to sell and distribute products from the existing FT portfolio, the Employee agrees to be responsible to the relevant FT Executive Director for that part of his business and to promote these products with the same commitment as that given to CDI products.

3.3 Notwithstanding the provisions of Article 3.1 above if during the two year period following the date hereof, one of the following events occurs:

         - Bruce David Atkinson, were terminated for reasons other than for cause (as defined in his employment contract) by his employer from his position as Chief Executive Officer and President of Control Devices Inc. and Jeffrey G. Wood were not offered to replace Mr.Atkinson in such position, or

         - Bruce David Atkinson were revoked from his office of permanent representative of RDI Management Company Inc., the President of the Company, and Jeffrey G. Wood, or the Employee , or an individual supported by the Employee were not offered to replace Mr. Atkinson in such position, then the Employee could consider that the present employment agreement has been terminated at the initiative of the Company and the indemnification provided at Article 14.1 hereafter would apply.


ARTICLE 4 - PLACE OF WORK

The principal place of work shall be at the location where the Company exercises its principal activities, currently at ZAC de Villepinte, 5 - 7 Allee Louis Breguet, 93421 Villepinte.

By mutual agreement of the parties, the place of work is a material clause of the Contract. Consequently, any change of the place of work to a location other than Paris and the Paris area will require the prior approval of the Employee. In case of refusal by the Employee of this change, the Employee could consider that the present employment agreement has been terminated at the initiative of the Company and the indemnification provided for under Article 14 hereafter would apply.



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For purposes hereof, "Paris area" shall include the following departments:
Seine-et-Marne (77), Yvelines (78), Essonne (91) Hauts-de-Seine (92), Seine-Saint-Denis (93), Val-de-Marne (94), and Val-D'Oise (95).


ARTICLE 5 - TERM AND TERMINATION OF THE CONTRACT

5.1      The present employment agreement is for an indefinite term.

5.2 In the event the Company terminates the present employment agreement , for any reason whatsoever, with the exception of termination for willful misconduct (FAUTE LOURDE), the Company shall have the obligation to inform the Employee of its decision, by registered mail, return receipt requested, at least six (6) months before the decision becomes effective unless more favorable provisions are agreed in writing by the parties or under the terms of the Collective Bargaining Agreement.

5.3 In the event of resignation, the Employee shall have the obligation to inform the Company of its decision, by registered mail, return receipt requested, at least three (3) months before the decision becomes effective.

ARTICLE 6 - SALARY

6.1 In full remuneration for his services to the Company during the term of this Contract, the Employee shall receive an annual global gross salary of FRF 1,126,125 payable in thirteen (13) equal monthly installments (hereafter the "Compensation"). The thirteenth month shall be payable in accordance with customary Company policy. The Compensation may be revised on an annual basis.

         For purposes hereof the defined term "Compensation" will be used to refer to the compensation specified in the present agreement and to any revisions thereof.

6.2 The Employee shall spend the necessary time for the proper performance of his duties which he will exercise in accordance with past working patterns and related remuneration which has not included additional compensation for overtime.

ARTICLE 7 - DISCRETIONARY BONUS - GUARANTEED BONUS

7.1 The Company may, at any time during the term of this Contract, but without any obligation, pay additional sums to the Employee by way of bonuses or otherwise, in recognition of the Employee's merit or the efficiency of his work.

         It is expressly agreed that such payments or bonuses will result from a unilateral decision of the Company and will not create any contractual obligation. Consequently, such payment, if


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         any, does not constitute a material element of the Contract and may be modified or suppressed by the Company at any time.

7.2 Notwithstanding the foregoing the Company guarantees a bonus payment of 50% of Compensation, excluding the cash value of the benefits in kind, earned from January 1, 1999 through April 30, 2000 ( the "Guaranteed Bonus") to be paid no later than July 15, 2000. In the fiscal year 2001 and beyond the Employee shall participate in the FT executive level bonus plan. Information regarding the terms and conditions of this plan will be provided subsequently to the Employee.

         So as to avoid any misinterpretation it is specified that the 1998 bonus paid in the course of 1999 will not be taken into account to determine the amount of the Guaranteed Bonus.


ARTICLE 8 - INCENTIVE PLAN

8.1 The Employee currently participates in the 1996 and 1997 Stock Option Plan of Control Devices Inc. (hereafter the "CDI Plan"). FT has undertaken in the Termination Benefits Agreement, referred to above in the Preamble, to put in place a long term incentive plan for the employees of RDI, except the Employee himself, who currently participate in the CDI Plan and to recommend to its shareholders that such a plan be adopted by December 31, 1999.

8.2 By mutual agreement of the parties, the adoption of this plan constitutes a material element of the present contractual relationship. In the event such plan were not adopted by December 31, 1999, the Employee could consider that the present employment agreement has been terminated at the initiative of the Company and the indemnification provided for under Article 14 hereafter would apply.


ARTICLE 9 - BUSINESS TRIPS AND EXPENSES

The Employee may need to spend short or long periods away from his place of work in France or abroad as part of his duties.

Business expenses incurred by the Employee in the performance of his duties shall be paid for by the Company or reimbursed upon presentation by the Employee of supporting documentation signed off by the President of the Company.




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ARTICLE 10 - USE OF A COMPANY CAR

For fulfillment of his duties, the Company shall provide the Employee with a company car, type Renault Safrane (that is to say in a category equal at the most to 11 horsepower for tax purposes).
The Employee may also use this vehicle for personal use.

All costs associated with this vehicle (insurance for professional or personal use, maintenance, repairs, taxes, etc....) shall be borne by the Company.


ARTICLE 11 - PAID VACATION - SOCIAL BENEFITS

11.1 The Employee will be entitled to paid vacation as provided by the Collective Bargaining Agreement or by applicable regulations.

11.2 The Employee will be entitled to benefit from the retirement and medical insurance programs applied by the Company. The allocation of the related contributions (payroll deductions and employer's share) will be done in accordance with laws, regulations and custom.

         The Employee will also benefit from all social benefits granted to the Company's personnel for welfare and supplementary healthcare coverage.


ARTICLE 12 - PROFESSIONAL OBLIGATIONS - CONFIDENTIALITY

12.1 The Employee undertakes, during the term of the present employment agreement, to devote his full professional activity and attention to the business of the Company and to use all of his attributes and capacities to promote the Company's interests. The exercise of any other professional activity, on his own behalf or on behalf of a third party, is prohibited.

12.2 The Employee solemnly undertakes to keep in the strictest confidentiality, both during and after the term of the present employment agreement, information and data which the Company entrusts to the Employee in connection with the performance of his obligations, or of which the Employee becomes aware during the course of his employment including but not limited to lists and/or details of customers of the Company and/or of the group of companies to which it belongs (the "Group Companies"), information relating to the business, affairs, finances, products, processes, formulae, working methods, inventions and applications, intellectual property (and in particular patents, trademarks, inventions, know-how), used, owned or employed by the Company and/or any of the Group Companies, (hereafter the"Confidential Information").

12.3 The Employee further undertakes not to, either during or after the term of the present agreement, divulge or use any Confidential Information except in the proper performance of his duties or with the prior written consent of the Company. During the term of the present


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         agreement, the Employee shall take reasonable precaution to prevent the publication or disclosure of any Confidential Information.

12.4 Except so far as may be necessary for the purposes of his duties, the Employee shall not, without the written consent of the Company, retain or make any originals or copies of any documents or materials (including but not limited to facsimiles, telexes, letters, reports, agreements, programs, magnetic tape discs or other software storage media) containing Confidential Information.


ARTICLE 13 - USE AND RETURN OF COMPANY PROPERTIES

Originals or copies of whatever nature of the Confidential Information mentioned above shall remain the property of the Company and the Employee undertakes to return them without prior notification, on the effective date of the termination of this contract for any reason.


ARTICLE 14 - SEVERANCE PAYMENT

14.1 In the event that the Company were to give notice of dismissal to the Employee, during the two year period following the date hereof, for any reason other than for wilful misconduct (FAUTE LOURDE), the Employee would be entitled to a lump sum indemnity (INDEMNITE FORFAITIARE),in lieu of the dismissal indemnity (INDEMNITE DE CONGEDIEMENT) provided by the Collective Bargaining Agreement and in lieu of any and all other damages, equal to two (2) years of compensation and bonus or to an amount as provided by the Collective Bargaining Agreement if greater.

         The compensation and bonus to be used to determine the amount of the lump sum indemnity will be the greater of (i) the amount of the compensation including benefits in kind, bonus and other contractual entitlements received by the Employee from January 1 through December 31,1998 or (ii) the amount of the compensation including benefits in kind and bonus and other contractual entitlements received by the Employee during the 12 months preceding dismissal.

         For purposes hereof, the compensation to be used for periods preceding the entry into force of the present agreement, and the resulting payment of the Compensation defined at Article 6 above, will be the monthly gross salary received by the Employee for the considered month(s).

         The above mentioned indemnity will be in addition to the indemnity in lieu of notice (INDEMNITE DE PREAVIS) and the indemnity in lieu of paid vacation (INDEMNITE DE CONGES PAYES).

14.2 If the notice of dismissal is given after the two year period following the date hereof, the above mentioned lump sum indemnity will be reduced. In such a case the Employee would


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         be entitled to one (1) year of compensation and bonus or to an amount as provided by the Collective Bargaining Agreement if greater. This indemnity will be in addition to the indemnity in lieu of notice (INDEMNITE DE PREAVIS) and the indemnity in lieu of paid vacation (INDEMNITE DE CONGES PAYES).

14.3 In the event that the Company were to dismiss the Employee for willful misconduct (FAUTE LOURDE), the Employee would not be entitled to any indemnity whatsoever. In the event that the Company would dismiss the Employee for gross misconduct (FAUTE GRAVE) the Employee would be entitled to the indemnity as the case may be under 14.1 above or 14.2 above.


ARTICLE 15 - NON-COMPETITION

The Employee recognizes that the duties to be performed by him under the terms of this Contract give him access to important confidential information and documents on the activities and the clientele of the Company and of the Group Companies and that the Company has a legitimate interest in protecting such information and documents.

Taking into account his duties, the Employee undertakes for a period of one (1) year, renewable once, following the termination of the present employment agreement for any reason (i.e., when the notice period is worked, from the end of the notice period or from the date on which the notice period is interrupted or, when the notice period is not worked, from the date of notification of the dismissal), to refrain from engaging in any activity competing with the Company and/or the Group Companies.

Consequently, the Employee undertakes not to directly or indirectly, through any legal entity in which the Employee may have any interest (whether as officer, director, shareholder, partner, employee, owner or otherwise):

         (a) render, directly or indirectly, services similar to, or in competition with the activities of the Company; or

         (b) employ or attempt to employ any person who is then employed by the Company or who was at any time during the year preceding termination of this Contract in the Company's employ; or

         (c) prospect, solicit, contact in any manner, the clients of the Company as they exist as at the time of termination of this Contract.

The undertaking mentioned in this Article shall be geographically limited to France, Italy, the United-Kingdom and Germany.

In consideration for this commitment not to compete as set forth hereinabove and pursuant to the Collective Bargaining Agreement, the Employee shall receive after the effective termination of the present employment agreement for any reason whatsoever (i.e., when the notice period is worked,


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from the end of the notice period or from the date on which the notice period is interrupted or, when the notice period is not worked, from the date of notification of the dismissal) an indemnity that shall be paid to the Employee on a monthly basis corresponding to 6/10th of the average monthly remuneration including contractual entitlements received by the Employee during his last twelve months of presence in the Company unless more favorable provisions under the terms of the Collective Bargaining Agreement. However, in the event of gross misconduct (FAUTE LOURDE), this indemnity shall be reduced to 5/10th.

The Company shall have the unilateral right, which is expressly acknowledged by the Employee, to waive compliance by the Employee with this non-competition provision or to reduce the term thereof - and thereby to release itself accordingly from the obligation to pay the indemnity provided as consideration therefor - at any time during the performance of the present employment agreement and at the latest during the eight (8) day period following notification of termination of the agreement to the Employee or by the Employee. Such waiver or reduction of term, as well as the conditions under which the Company will be released from any obligation to pay to the Employee the indemnity provided above for any portion of the Employee's non-competition period that has been waived, will be exercised in accordance with the terms and conditions of the Collective Bargaining Agreement.

Upon any breach by the Employee of this non-competition provision, the Company shall be automatically released from any obligation to pay the above indemnity and the Employee shall immediately cease the activity in question upon simple notification by the Company, without prejudice to any other rights of the Company to claim damages from the Employee for the damages effectively suffered and to request an injunction to force the Employee to cease the competitive activity.


ARTICLE 16 - APPLICABLE LAW

The present employment agreement is subject to French law. Anything not specifically provided for herein shall be governed by the applicable Collective Bargaining Agreement.


ARTICLE 17 - JURISDICTION

In the event of a dispute with respect to the present employment agreement, the parties give exclusive jurisdiction to the competent French Courts.






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IN WITNESS WHEREOF, the parties hereto have signed this agreement in two copies, in _____, on ____, 1999.





-------------------------                            --------------------------
The Company                                          The Employee
represented by ______________






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